SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
11 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

SEC FILE NUMBER
8-42003

12010485

FACING PAGI

Information Required of Brokers and Deale ... the Securities Exchange Act of 1934 and

REPORT FOR THE PERIOD BEGINNING **01/01/2011** AND ENDING **12/31/2011**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TradeLink L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harlan Moeckler **(312) 264-2124**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Harlan Moeckler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TradeLink L.L.C.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-16-2012

Signature

Chief Financial Officer
Title

Beth Rogers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
TradeLink L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink L.L.C. (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 68,953,834
Receivable from and deposits with broker-dealers and clearing organizations	56,432,549
Financial instruments owned, at fair value ($21,093,497 pledged as collateral)	366,785,744
Memberships in exchanges, at cost (fair value $3,390,996)	1,872,484
Other assets	5,377,976
Total assets	$ 499,422,587
Liabilities and Members' Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 16,770,282
Payable to noncustomers	34,476,934
Financial instruments sold, not yet purchased, at fair value	389,897,139
Accounts payable and accrued expenses	11,548,388
	452,692,743
Members' equity	46,729,844
Total liabilities and members' equity	$ 499,422,587

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Statement of cash flows: The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses.

Memberships in exchanges: Memberships in exchanges that are required to be held by the Company for membership privileges at certain exchanges are carried at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred during the year ended December 31, 2011. Fair value is based on the average of the bid, ask and last sale prices for the memberships. If there has been a sale within 30 days of the measurement, management uses the average of the bid, offer, and last sale prices. If there has not been a sale within 30 days of the measurement date, management uses the average of the bid and offer prices. Memberships in exchanges, in the form of shares, not held for operating purposes are carried at fair value and are included in financial instruments owned.

Foreign exchange transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated their tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2008.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recently issued accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statement.

Note 2. Receivable from, Deposit with and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Deposits with clearing organization:		
Margin:		
Cash	$ 34,426,629	$ -
U.S. Government obligations	9,999,839	-
	44,426,468	-
Guarantee:		
Cash	751,000	
Total	45,177,468	-
Receivable from clearing organizations - cash	674,308	-
Payable to clearing organizations	-	16,770,282
Receivable from clearing broker-dealers:		
Cash	10,978,695	-
Open trade equity on futures contracts, net	(397,922)	-
	10,580,773	-
	$ 56,432,549	$ 16,770,282

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash, financial instruments and securities owned and on deposit at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. During the year ended December 31, 2011, a restriction on stock in exchange has expired and the Company transferred $615,933 of stock in exchange from Level 2 to Level 1. There were no other significant transfers among Levels 1, 2, and 3 during the year.

Money market funds, futures contracts, spot commodities, exchange-traded funds, equity options, equity securities and options on futures that trade in active markets are valued using quoted market prices, broker or dealer quotations or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Investments in membership exchange shares at the Chicago Stock Exchange are valued by management based on the most recent bid, offer and last sale prices. These membership exchange shares are not listed or traded on any market and contain limitations as to sale and transfer. Investments in carbon financial instruments acquired by auction have little or no market activity and are valued using the settlement price of an exchange traded instrument to which the aforementioned are compliant. These financial instruments are classified in Level 3 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets				
Receivable from and deposits with broker-dealers and clearing organizations:				
U.S. Government obligations	$ 9,999,839	$ -	$ -	$ 9,999,839
Open trade equity on futures contracts, net	(18,257,801)	-	-	(18,257,801)
	(8,257,962)	-	-	(8,257,962)
Financial instruments owned:				
Equity options	15,815,274	-	-	15,815,274
Options on futures	348,781,302	-	-	348,781,302
Equity securities	687,511	-	3,000	690,511
Exchange-traded funds	1,398,780	-	-	1,398,780
Money market funds	74,947	-	-	74,947
Carbon financial instruments	-	-	24,930	24,930
	366,757,814	-	27,930	366,785,744
	$ 358,499,852	$ -	$ 27,930	$ 358,527,782
Liabilities				
Financial instruments sold, not yet purchased:				
Equity options	$ 20,085,319	$ -	$ -	$ 20,085,319
Options on futures	367,995,791	-	-	367,995,791
Equity securities	259,232	-	-	259,232
Exchange-traded funds	1,556,797	-	-	1,556,797
	$ 389,897,139	$ -	$ -	$ 389,897,139

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for memberships in exchanges, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

The Company's derivative activities are comprised of trading futures, options on futures, options on equity securities, leveraged exchange-traded funds, and OTC currency forwards, on domestic and foreign exchanges. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Instruments (Continued)

As of December 31, 2011, the Company's derivative activities had the following impact on the statement of financial condition:

Risk Type	Investment type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net	Number of Open Contracts
	Futures*	Receivable from broker-dealers and clearing organizations				
Foreign exchange	Currencies		$ 105,173	$ (40,498)	$ 64,675	160
Commodity price	Energies		(8,005,113)	6,730,324	(1,274,789)	6,105
Commodity price	Grains		1,330,378	(1,514,001)	(183,623)	1,714
Interest rate	Interest rates		2,578,575	(20,979,320)	(18,400,745)	76,371
Commodity price	Livestock		-	29,380	29,380	51
Commodity price	Metals		(14,108,048)	16,459,342	2,351,294	3,130
Commodity price	Softs		-	6,600	6,600	20
Equity	Stock indices		134,915	(985,508)	(850,593)	1,509
			(17,964,120)	(293,681)	(18,257,801)	89,060
	Options on futures	Financial instruments owned and financial instruments sold, not yet purchased				
Foreign exchange	Currencies		$ 265,250	$ (84,000)	$ 181,250	265
Commodity price	Energies		786,430	(1,019,490)	(233,060)	2,805
Commodity price	Grains		567,625	(155,812)	411,813	1,260
Interest rate	Interest rates		342,584,622	(360,805,976)	(18,221,354)	2,038,729
Commodity price	Metals		1,457,840	(1,681,840)	(224,000)	1,180
Equity	Stock indices		3,119,535	(4,248,673)	(1,129,138)	4,283
			348,781,302	(367,995,791)	(19,214,489)	2,048,522
Equity	Equity options	Financial instruments owned and financial instruments sold, not yet purchased	15,815,274	(20,085,319)	(4,270,045)	54,707
	Total asset and liabilities derivatives		$ 346,632,456	$ (388,374,791)	$ (41,742,335)	2,192,289

* Of the futures contracts held at December 31, 2011, 83,433 contracts with a net fair value of $(17,859,879) had been self-cleared by the Company and 5,627 contracts with a net fair value of $(397,922) were held with third party brokers. For self-cleared futures, the Company settles daily with the clearing organization, either paying or receiving payment, for any change in the value of the contracts. Futures held by third party brokers are reported on the statement of financial condition in receivable from broker-dealers and clearing organizations.

Note 5. Credit Facility

The Company has a $12,000,000 collateralized borrowing facility, used to finance the delivery or holding of cash commodities in the course of the Company's proprietary basis trading activities. At December 31, 2011, the Company has no borrowings against this facility.

Note 6. Related-Party Transactions

The Company provides execution and clearing services, and cash treasury services to various proprietary and "noncustomer" accounts as defined by the Commodities Exchange Act, which includes persons, funds and commodity pools that are related by common ownership, or in which the Company has an investment. "Payable to noncustomers" on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The following table represents the effect of related-party transactions on the financial statements as of and for the year ended December 31, 2011:

Nature of Transaction	Financial Statement Description	Amount
Net equity balance in noncustomer accounts and accrued interest	Payable to noncustomers	$ 34,476,934
Reimbursement of expenses	Other Assets	1,029,070
	Accounts payable	(85,777)

Certain exchange memberships owned by an officer of the Company or by an affiliated entity are registered for and assigned to the Company.

Pursuant to a facilities management agreement, the Company is reimbursed by an entity affiliated by common ownership for the use of certain trading systems, occupancy, compensation and accounting expenses incurred and paid on behalf of the entity.

Note 7. Commitments and Contingencies

TradeLink Holdings L.L.C. (the Parent), majority owner of the Company, leases office space under a noncancelable office space lease agreement that expires in 2018. It is expected that a substantial portion of this lease expense will be allocated to the Company through the facilities management agreement. At December 31, 2011, the minimum annual rental commitments under this lease are as follows:

	Parent
2012	$ 841,469
2013	862,532
2014	884,242
2015	906,444
Thereafter	2,337,778
	$ 5,832,465

Note 7. Commitments and Contingencies (Continued)

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2013 provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2011 activities is $1,387,366 which is included in accounts payable and accrued expenses in the statement of financial condition. A liability for compensation related to 2010 activities was recorded as of December 31, 2011 when the amounts due to the traders were determinable.

In the normal course of business, the Company is subject to litigation, regulators, and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligation of another member who may default on its obligations to the exchanges. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

TradeLink Holdings L.L.C. has guaranteed to certain clearing brokers the activities of the Company.

Note 8. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2011, at the fair values of the related financial instruments.

Credit risk and concentration of credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Members' Equity

The Company's operating agreement provides for two classes of members. The Parent is the sole Class A member and has the sole power and authority to carry out management responsibilities and control the day to day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members participate solely in the management of their designated strategy's trading activities and trading profits and losses. The Class A and Class B members have the right to withdraw capital, subject to the minimum net capital rules (see Note 12). At December 31, 2011, members' equity balances were: Class A – $41,664,153 and Class B – $5,065,691.

Note 12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined.

The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association Requirements (Rule 7001), and is required to maintain "net capital" equal to the greater of $1,000,000, or the sum of 8 percent of both customer and noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin levels change daily, but as of December 31, 2011, under the most stringent of these rules, the Company had net capital and net capital requirements of approximately $29,804,250 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 13. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

Subsequent to year end, members of the Company made capital contributions totaling $3,500,000 and there were capital distributions totaling $317,594.

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.